Degrees Plato

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,840.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accounts receivable - Payment processor	-36,357.55
Inventory	-558.60
Inventory:Beer	462.00
Inventory:Food	0.00
Inventory:Non-food supplies	1,006.46
Sales tax receivable	1,710.96
Uncategorized Asset	-21.85
Chase Visa...9899	10,193.19
Hawaiian Air MC...7283 (3379)	-2,346.52
DO NOT USE California Payable	0.00
Gift cards liability	0.00
Lease payable - Navitas	-4,867.44
Main Street Launch Loan	-17,485.37
Payroll payable	-9,787.71
Payroll taxes payable	1,035.02
Sales tax payable	6,427.21
Wells Fargo	269.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-50,320.98**
Net cash provided by operating activities	**$ -41,480.55**
INVESTING ACTIVITIES	
Machinery & equipment	-2,250.00
Trademark	225.00
Net cash provided by investing activities	**$ -2,025.00**
FINANCING ACTIVITIES	
Opening Balance Equity	-10,079.19
Owner's Investment	37,634.39
Owner's Pay & Personal Expenses	24,363.37
Net cash provided by financing activities	**$51,918.57**
NET CASH INCREASE FOR PERIOD	**$8,413.02**
Cash at beginning of period	5,107.71
CASH AT END OF PERIOD	**$13,520.73**